# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corporation, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 06/13/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Credit Member, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,559,784; sole dispositive power 0; shared dispositive power 23,559,784; aggregate amount beneficially owned 23,559,784 (15.7% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,559,784; sole dispositive power 0; shared dispositive power 23,559,784; aggregate amount beneficially owned 23,559,784 (15.7% of the class)
  Comment: *The shares of common stock of Redwire Corporation, par value $0.0001 per share ("Common Stock") shown in Item 11 of each cover page above are initially issuable upon conversion of approximately 71,857.34 shares of Series A Convertible Preferred Stock of Redwire Corporation, a Delaware corporation ("Issuer"), par value $0.0001 per share ("Convertible Preferred Stock"). BCC Redwire Aggregator, L.P. ("BCCR") is the record owner of these shares of Convertible Preferred Stock.
  
  ** For purposes of calculating beneficial ownership, the total number of shares of outstanding Common Stock is 126,848,239 as of June 13, 2025, of which (i) 77,083,392 were outstanding on May 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 12, 2025, and (ii) approximately 49,764,847 were issued on June 13, 2025 in connection with the Stock Issuance (as defined below), as set forth in Issuer's Form 8-K filed on June 13, 2025, and as such outstanding amount is increased by the 23,559,784 shares of Common Stock issuable upon the conversion of the 71,857.34 shares of Convertible Preferred Stock held by the Reporting Persons (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corporation
Address of issuer's principal executive offices: 8226 PHILIPS HIGHWAY, SUITE 101, JACKSONVILLE, Florida (FL), 32256
Comment: This Amendment No. 4 (this "Fourth Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022, as further amended by Amendment No. 2, filed on January 22, 2025 and as further amended by Amendment No. 3, filed on June 10, 2025 (as amended by this Fourth Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC and BCCR (collectively, the "Reporting Persons").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer with the right to representation on the board of directors of the Issuer (the "Board"), the Reporting Persons intend to take an active role in working with the Issuer's management and the Board on operational, financial and strategic initiatives. The Reporting Persons will review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and restrictions set forth in the Investment Agreement, the Reporting Persons may from time to time: (i) acquire additional securities of the Issuer; (ii) convert their shares of Convertible Preferred Stock into shares of Common Stock; (iii) sell or otherwise dispose of some or all of their securities of the Issuer, including in connection with the exercise of rights under that certain Registration Rights Coordination Agreement, dated June 8, 2025, by and among the Issuer, the Reporting Persons, AE Industrial Partners Fund II, L.P. and AE Industrial Partners Structured Solutions I, L.P. (the "RRCA"), (iv) engage in any hedging or similar transactions with respect to the Common Stock or other securities of the Issuer; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons and/or their respective portfolio companies; (v) cause or seek to cause the Issuer or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including sales, transfers and other dispositions to affiliates of the Reporting Persons and/or their respective portfolio companies; and (vi) enter into strategic or other transactions involving the Issuer, its assets or securities or its subsidiaries or their assets and the Reporting Persons and/or their affiliates and/or portfolio companies and/or other stockholders of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Consummation of the Mergers

On June 8, 2025, the Issuer, Edge Autonomy Ultimate Holdings, LP, a Delaware limited partnership ("Seller"), Edge Autonomy Intermediate Holdings, LLC, a Delaware limited liability company ("Edge Autonomy Holdings," and, together with its subsidiaries, "Edge Autonomy"), Echelon Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer ("Merger Sub") and Echelon Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer ("Purchaser"), entered into Amendment No. 2 (the "Amendment") to that certain Agreement and Plan of Merger, dated January 20, 2025, as amended on February 3, 2025 (as so amended, the "Merger Agreement," and, together with the Amendment, the "Amended Merger Agreement"), by and among the Issuer, Seller, Edge Autonomy Holdings, Merger Sub and Purchaser, pursuant to which the Issuer, via the mergers set forth in the Amended Merger Agreement (the "Mergers"), acquired Edge Autonomy.

Pursuant to the Amended Merger Agreement, the equity securities of Edge Autonomy Holdings issued and outstanding immediately prior to the closing of the Mergers (the "Closing") were converted into the right to receive merger consideration of $925 million, subject to customary adjustments for indebtedness, cash, working capital and transaction expenses not paid or assumed by Seller (the "Merger Consideration"), consisting of (i) $160 million in cash, which amount included a promissory note in the principal amount of $100 million to be issued by a subsidiary of the Issuer (such promissory note the "Seller Note") and (ii) $765 million in shares of Common Stock issued at a price per share of $15.07 (the "Stock Issuance").

The Stock Issuance resulted in the issuance of approximately 49,764,847 shares of Common Stock of the Issuer.

The foregoing descriptions of the Amendment and the RRCA does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment and the RRCA, copies of which are filed as Exhibit A and Exhibit B, respectively, and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

The percentage of the Issuer's outstanding shares of Common Stock held by the Reporting Persons is based on 126,848,239 shares of Common Stock outstanding as of June 13, 2025, of which (i) 77,083,392 were outstanding on May 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed on May 12, 2025, and (ii) approximately 49,764,847 were issued on June 13, 2025 in connection with the Stock Issuance, as set forth in the Issuer's Form 8-K filed on June 13, 2025, and as such outstanding amount is increased by the 23,559,784 shares of Common Stock issuable upon the conversion of the 71,857.34 shares of Convertible Preferred Stock held by the Reporting Persons.

As of the date hereof, BCCR held approximately 71,857.34 shares of Convertible Preferred Stock (including approximately 21,857.34 shares of Convertible Preferred Stock received as paid-in-kind dividends). Pursuant to the terms of the Certificate of Designation filed with the Delaware Secretary of State and effective October 28, 2022, as of the date hereof, such shares were convertible into approximately 23,559,784 shares of Common Stock, which amount is no longer subject to the previously disclosed conversion blocker which limited beneficial ownership of the Reporting Persons to 20.4%.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 23,559,784 shares of Common Stock, which constitutes approximately 15.7% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following information.

Other than as disclosed in Item 4 of this Third Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Third Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Amendment, dated as of June 8, 2025, by and among Redwire Corporation, Edge Autonomy Ultimate Holdings, LP, Edge Autonomy Intermediate Holdings, LLC, Echelon Merger Sub, Inc., and Echelon Purchaser, LLC (incorporated by reference to Exhibit 2.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

Exhibit B Registration Rights Coordination Agreement, dated as of June 8, 2025, by and among Redwire Corporation, BCC Redwire Aggregator, L.P., AE Industrial Partners Fund II, L.P., and AE Industrial Partners Structured Solutions I, L.P. (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed with the SEC by the Issuer on June 9, 2025).

## Signatures
- Bain Capital Credit Member, LLC: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (06/17/2025)
- BCC Redwire Aggregator, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon/Associate General Counsel, Capital Markets (06/17/2025)